Exhibit 99.98

Consent of INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The undersigned hereby consents to the use in this Registration Statement on Form 40-F (the “Registration Statement”) of Orla Mining Ltd. (the “Company”) being filed with the United States Securities and Exchange Commission, and any amendments thereto, of our reports dated March 18, 2019 and March 20, 2020, relating to the consolidated financial statements of the Company which are incorporated by reference into and a part of this Registration Statement.

The Undersigned also consents to the reference to their name relating to the following documents incorporated by reference into and a part of the Registration Statement:

(a)	Prospectus Supplement dated March 30, 2020 to the Short Form Base Shelf Prospectus dated March 11, 2019
(b)	Annual Information Form for the year ended December 31, 2019;
(c)	Consolidated Financial Statements for the years ended December 31, 2019 and 2018
(d)	Annual Information Form for the year ended December 31, 2018;
(e)	Consolidated Financial Statements for the years ended December 31, 2018 and 2017;
(f)	Short Form Base Shelf Prospectus dated March 11, 2019.

/s/ Davidson & Company LLP
Vancouver, Canada	Charted Professional Accountants
Dated: December 3, 2020